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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following communication was delivered to CBOT members and membership interest holders at a membership meeting on November 29, 2000.


Subject: Debate opening statement



Is the CBOT better off than 2 years ago? Are we as the owners better off than 2 years ago?

Many of you would say NO.  I say absolutely YES.

Two years ago we were on a course that put our franchise at risk. As members, we were blissfully happy. We were doing record volume and to all appearances, the CBOT was doing well. The membership was told what they wanted to hear, shielded from the hard facts. Unfortunately, the foundations below us were cracking, but we weren't paying attention.

Nick says "we are in a crisis"

My response is that we were in a crisis for the past 5-7 years. We are now coming out of the predicament.

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We all now know what most of the weaknesses were. The minute our volume turned down, our soft underbelly was exposed:

            - One product makes up too much of our revenue

            - We failed to deliver effective and cost efficient technology, despite expenditure of huge resources

            - Other failings too numerous to mention.

It does not matter now who was involved in our failings - laying blame is wasted energy.

HOW it happened is all-important; how did our institution come so perilously close to the edge?

THIS HAPPENED BECAUSE OUR ORGANIZATIONAL STRUCTURE IS FLAWED.

Discovering this weakness is a good thing, not a bad thing. Our members' eyes were closed to our shortcomings; they are now opened. We are facing the "elephant in our living room" head on.

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THIS IS WHY WE ARE BETTER OFF - not because of lower volume or declining  seat prices

WE ARE BETTER OFF BECAUSE WE ARE WISER AND CAN FACE OUR PROBLEMS DIRECTLY AND WE ARE ABOUT TO PUT IN PLACE A NEW STRUCTURE

    A structure that will demand performance from the CEO, the Board and the staff

    A structure that will impose accountability, and provide commensurate rewards for that performance

      A structure that unlocks our equity investment in our exchange from our trading rights

      A structure that makes us competitive in our industry and positions us for real growth

The days of members acting as "shadow CFOs" and "shadow CIOs" must come to an end.

The days of "member Chairman" must come to an end.  The Chairman in a

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    restructured CBOT should not be what we have always had here at the CBOT: a
    "non executive" or MEMBER Chairman, a POSITION WITH TITLE BUT NO AUTHORITY AND NO STAFF.

The Chairman should be CEO as well as Chairman, an "executive" Chairman, a professional businessman with "line responsibility" over the entire staff

The days of political Boards of Directors must come to an end. The Board should be small and able to react quickly to business challenges and opportunities

The Board should feel just as much pressure as the CEO to deliver value to its shareholders.

Our BUSINESS CAN BE RUN AS A BUSINESS, and we will be be very successful.

Operating the CBOT as an efficient business DOES NOT THREATEN the members.

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    Rather, it ENHANCES OUR ECONOMIC PROSPECTS.

Nobody knows if the marketplace will be all electronic, or all floor based or an amalgamation of the two.

We are now prepared for both - despite the strain on our cash resources.

WHATEVER THE OUTCOME, THE MARKETPLACE WILL BE THE DECIDING FACTOR.

Not CBOT members, or for that matter, our management.

BY RUNNING OUR BUSINESS AS A BUSINESS, we don't threaten the members. It's just the opposite: we protect our franchise, we position ourselves to grow, and we preserve and enhance the VITAL ORDER FLOW that is the source of our livelihoods.

IF WE RUN OUR BUSINESS RIGHT, MEMBER OPPORTUNITY EXPANDS.

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FELLOW MEMBERS: For the first time in my 20+ year career here at the CBOT, this election is not a "political election. The stakes are not popularity or prestige. The stakes are ALL BUSINESS. This is a very healthy sign for us as members. It means we are, once again, paying attention to our BUSINESS.

There are many issues besides restructuring. This discussion and Q&A will give you the opportunity to ask about issues like MFN, CBOE, the exercise right, our finances, the a/c/e alliance, recruitment of a permanent CEO

I look forward to your questions, and will do my best to answer in as much detail as I can.

There may be situations when I cannot answer some questions in the fullest detail because of the constraints imposed upon me in my role as the CBOT Chairman. Because of this and our current filing of our S-4 with the SEC, we must be circumspect in our responses. Nonetheless, I will attempt to answer your questions as fully as possible.


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But as I said in my letter to you last week, my primary commitment is to our restructuring. I believe that is the step we must take to accomplish the transition toward becoming competitive once again. It is the right step. This year we have taken HUGE steps as a membership

We are halfway there.

We have made great progress.

Now, we must take the final step.

This is why I am here.

This is why I am running for Chairman.

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Closing remarks:

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Fellow members, we all have a choice in front of us. We can be fearful and timid and not take that next step, or we can choose to move forward and continue our path of leadership and greatness. Change is not always easy, and it is not always pretty, but there is opportunity in transformation. We are re-engineering how the affairs of our exchange are guided. This not does equate with closing trading floors. I personally think the franchise is more at risk if we don't change our business approach. Member management will assure our mediocrity at best.

The foundation for the restructuring was built on 2 fundamental premises:

1. Put the ownership of the institution in the hands of the members. Today you only have a trading right and a liquidation right..

2. Put in place a governance structure that will drive value to those owners.





Make no mistake, your future is in your hands. I have told you where I want to take this institution. We have come a long way to date, but the final phases remain to be completed.

I am very optimistic about the future, our finances are now in order. We have a very bright future. We have a clean slate from which to propel ourselves to the next level. The heavy lifting has been done. Going forward we can now focus on maximizing the value proposition, such as linking the different liquidity pools. Bringing new products. Maximizing the value of the entire enterprise is the the basic objective.





My leadership will be defined by positioning this institution and it's owners for the next era, our next horizon.


The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605,
Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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